Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 1, 2010, relating to the consolidated financial statements and financial statement schedule of Alliance Data Systems Corporation (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the retrospective adjustment for the change in accounting related to its convertible debt instruments as of January 1, 2009, the change in method for certain fair value measurements as of January 1, 2008, and the change in method of accounting for uncertainty in income taxes as of January 1, 2007), and the effectiveness of Alliance Data Systems Corporation’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Alliance Data Systems Corporation for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Dallas, Texas

June 15, 2010